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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                                    PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 3)(1)


                             PHOTON DYNAMICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   719364101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

CUSIP No. 719364101                  13G                      Page 2 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WECHSLER & CO., INC.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           433,100
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          Not Applicable
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         433,100
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            Not Applicable
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     433,100

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.5%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 6 Pages

CUSIP No. 719364101                  13G                      Page 2 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NORMAN J. WECHSLER

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           433,100
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          Not Applicable
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         433,100
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            Not Applicable
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     433,100

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.5%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 6 Pages

Item 1(a).        Name of Issuer:

                  PHOTON DYNAMICS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  6325 San Ignacio Avenue
                  San Jose, CA 95119

Item 2(a).        Name of Person Filing:

                  This Schedule 13G is filed on behalf of (i) Wechsler & Co., Inc. and (ii) Norman J. Wechsler (each a "Reporting Person" and collectively, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  105 South Bedford Road
                  Suite 310
                  Mount Kisco, NY 10549

Item 2(c).        Citizenship:

                  Wechsler & Co., Inc. is a New York corporation and Norman J. Wechsler is a United States citizen.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  719364101

Item 3.  Type of Reporting Person:

                  (a)  Wechsler & Co., Inc. is a Broker-Dealer  registered under
                       Section 15 of the Securities Exchange Act of 1934. Norman
                       J. Wechsler is the majority stockholder, Chairman of the Board and President of Wechsler & Co., Inc. and, accordingly, is considered the beneficial owner of securities beneficially owned by Wechsler & Co., Inc. All of the equity securities of the Issuer beneficially owned by the Reporting Persons were acquired in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such effect (including any transaction subject to Rule 13d-3(b) promulgated under the Securities Exchange Act of 1934).


                               Page 4 of 6 Pages

                  (b) - (h): Not Applicable

Item 4.  Ownership:

                  (a)  Amount Beneficially Owned:

                       As of December 31, 1999 Wechsler & Co., Inc. beneficially owned 433,100 shares of Common Stock. Mr. Wechsler is deemed the beneficial owner of such shares by reason of his relationship with Wechsler & Co., Inc.

                  (b)  Percent of Class:

                       4.5%

                  (c)  Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote:

                             433,100

                       (ii)  shared power to vote or to direct the vote:

                             Not Applicable

                       (iii) sole power to  dispose or to direct the disposition
                             of:

                             433,100

                       (iv)  shared  power   to   dispose  or   to   direct  the
                             disposition of:

                             Not Applicable

Item 5. This statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be beneficial owners of more than five percent of the common stock.

Items 6-9.  Not Applicable

                               Page 5 of 6 Pages

Item 10. By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired or are held in the ordinary course of business and were not acquired or are held for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired or are held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000


                                         WECHSLER & CO., INC.


                                         By: /s/ Norman J. Wechsler
                                            ------------------------------------
                                               Norman J. Wechsler, President


                                             /s/ Norman J. Wechsler
                                            ------------------------------------
                                            NORMAN J. WECHSLER

                               Page 6 of 6 Pages